
MOSS 11
MOSS 21
MOSS 31
MOSS 37
MOSS 43
MOSS 51
MOSS 61
MOSS 12
MOSS 22
MOSS 32
MOSS 44
MOSS 52
MOSS 62
MOSS 13
MOSS 23
Gold Hill No.3
Gold Hill No.4
MOSS 39
MOSS 45
MOSS 53
MOSS 63
MOSS 33
Gold Hill No.2
MOSS 14
MOSS 24
Key No. 1
MOSS 33F
MOSS 39F
Gold Hill No.1
MOSS 54
MOSS 64
Key 2
California Moss (Greenwood)
MOSS 15
Moss Millsite
Divide
MOSS 46
MOSS 55
MOSS 65
MOSS 25
California Moss (Smith)
MOSS 16
MOSS 26
Omega
Keystone
MOSS 56
MOSS 66
Ruth
Ruth Ext.
MOSS 47B
MOSS 17
Rattan Ext.
Rattan
Empire
MOSS 57
MOSS 67
MOSS 27
Partnership
MOSS 47
MOSS 18
MOSS 28
Mascot
MOSS 40
MOSS 48
MOSS 58
MOSS 68
MOSS 34
MOSS 19
MOSS 29
MOSS 35
MOSS 41
MOSS 49
MOSS 59
MOSS 69
MOSS 20
MOSS 30
MOSS 36
MOSS 42
MOSS 50
MOSS 60
MOSS 70
24
19
20
21
25
30
29
28
R21W
R20W
T20N
Bullhead City 9 miles
Patriot Controlled Land
California Moss (Smith)
Patented Claim
MOSS 20
Unpatented Claim
North

PATRIOT GOLD CORP
Moss Mine Project Land Status
Mohave County, Arizona

0 1000
Feet